FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 6 March, 2008


                               File no. 0-17630


                            Transaction in Own Shares



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Transaction in Own Shares


6th March 2008


RE-ISSUE OF TREASURY SHARES


CRH plc announces that on 5th March 2008 it transferred to participants in its employee share schemes 88,613 Ordinary Shares at prices between EUR12.6416 and EUR18.28 per Ordinary Share.

Following the above transaction, CRH plc holds 6,245,386 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 540,981,808.


Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340
___




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  6 March, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director